TERM SHEET
FOR REVENUE SHARE PROMISSORY NOTE FINANCING
OF CREAMY COCONUTS, LLC (the "Company")

The parties do not intend to be bound until they enter into definitive agreements regarding the subject matter of this term sheet.

The Promissory Notes (the "Notes") will have the following principal provisions.

When Paid in Full: Outstanding principal and accrued interest on each Note will be considered paid in full when the Company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.35. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2026.

Payments: Beginning on March 31, 2021, the Company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full, the full Repayment Amount to be paid no later than March 31, 2026.

The annual payment shall be each investor's pro rata share (the ratio that results from dividing the amount of the investor's original investment by the total amount loaned under all of the Notes which contain substantially the same terms, except for the Repayment Amount) of forty percent (40%) of the Company's "Net Revenue" (all of the Borrower's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation).

The Company's accountant shall calculate Net Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California law governing usury.

Prepayment: The Company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The Company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the Company.

Subordination: The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the Company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.